March 19, 2020

Jerzy Muchnicki
Interim Chief Executive Officer
Genetic Technologies Limited
60-66 Hanover Street
Fitzroy, Victoria, 3065, Australia

       Re: Genetic Technologies Limited
           Registration Statement on Form F-3
           Filed March 13, 2020
           File No. 333-237152

Dear Dr. Muchnicki:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Darrin M. Ocasio, Esq.